SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 0-27656

Cusip Number            168820108

(Check One)
Form 10-K and Form 10-KSB	Form 11-K

Form 20-F	Form 10-Q and Form 10-QSB	Form N-SAR

For Period ended:	July 19, 2002

Transition Report on Form 10-K and Form 10-KSB	Transition Report on Form 10-Q and Form 10-QSB

Transition Report on Form 20-F	Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant	Childtime Learning Centers, Inc.

Former name if applicable

Address of principal executive office (Street and number)	38345 West 10 Mile Road, Suite 100

City, state and zip code	Farmington Hills, Michigan 48335-2883

PART II.
RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company was unable to file its Quarterly Report on Form 10-Q for the period ended July 19, 2002, as required under Section 13 of the Securities Exchange Act of 1934, in a timely manner due to the time required to prepare financial information required to be disclosed in conjunction with the Company's acquisition of substantially all of the assets of Tutor Time Learning Systems, Inc. on July 19, 2002. The Company has been and is currently analyzing the required disclosures and footnotes to be presented with the Company's Consolidated Financial Statements. In addition, the Company is currently still in the process of evaluating the information needed to accurately present the pro forma information required in accordance with the provisions of SFAS Statement No. 141, Business Combinations.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Frank M. Jerneycic	(248)	476-3200

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the sixteen weeks ended July 19, 2002, revenues decreased to $44.9 million from $46.7 million for the sixteen weeks ended July 20, 2001, a 4.0% decrease. The Company anticipates recording an operating loss of approximately ($29,000) for the sixteen weeks ended July 19, 2002, as compared to recorded operating earnings of $2,400,000 for the sixteen weeks ended July 20, 2001. The Company anticipates recording a net loss of approximately ($0.1) million for the sixteen weeks ended July 19, 2002, as compared to recorded net earnings of $1.4 million for the sixteen weeks ended July 20, 2001.

CHILDTIME LEARNING CENTERS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	9/04/2002	By:	/s/ Frank M. Jerneycic

Frank M. Jerneycic Chief Financial Officer and Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

      Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).